CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive Bethesda, Maryland 20817	(301) 263-0200 Fax (301) 576-5193

March 17, 2009

VIA MESSENGER

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:         Spatializer Audio Laboratories, Inc.
Form 10-KSB/For Year ended December 31, 2007
Forms 10-QSB for Quarters Ended March 31, June 30 and September 30, 2008
File No. 000-2646000

Dear Ms. Dicker:

This letter is in response to the supplemented comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of Spatializer Audio Laboratories, Inc. (the “Company”) as set forth in your letter dated February 18, 2008 (the “Current Comment Letter”).  This response is prepared on behalf of Jay Gottlieb, the Company’s Principal Executive Officer, and Greg Schneider, the Company’s Principal Financial Officer (“Current Management”), as well as the members of the Company’s Board of Directors, respectively Mr. Gottlieb, Mr. Schneider and Michael C. Pearce (the “Board”).

As discussed with undersigned outside counsel, Carl N. Duncan, Current and former management consummated acquisition transactions shortly after a March 31, 2008 filing with the Commission of its Form 10-KSB Annual Report for the fiscal year ended December 31, 2007 (the “Annual Report”).  In connection with those April 2008 transactions (as described in more detail in our January 26, 2009 response letter), the Company experienced a change of control and the Company's prior sole officer, who prepared and signed the Annual Report, resigned.

In that context, the Company and its Current Management hereby responds to each of the Staff’s outstanding Comments.  For the convenience of the Staff, we have reproduced the Staff’s comments from the Current Comment Letter in Italics.  The responses to those Comments immediately follow the reproduced Staff comments.  In addition to submitting this letter simul-taneously herewith, we are sending you via messenger two (2) copies of this letter and the sup-plemental material referred to herein (affected pages only of the associated Form 10-K Annual Report and Forms 10-Q Quarterly Reports and to be filed overnight as Correspondence on EDGAR.  As we have discussed, the associated, respective 2007 Form 10-K/A and Forms 10-Q/A (as amended) will be filed formally once the Staff advises us it has no further comments.

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

March 17,2009
Form 10-K for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, Page 18

1.
Please have your auditor update its opinion on the financial statements included within this filing to cover the restatement related to reflecting the sale of your assets to DTS, Inc. as discontinued operations.  The updated opinion should include an explanatory paragraph referring to the restatement of the financial statements.  Refer to the guidance in AU 420.12.

Response to Comment 1:   The auditor’s report has been revised as requested.  The second date is open since the appropriate date is dependent upon how quickly the process of addressing the Staff’s Current Comment Letter is resolved and whether any additional comments from the Staff must be considered before we file our Form 10-K/A for 2007.  When the Company is close to being ready to file the Form 10-K/A, updated management representation letters (reflecting a date intended to coincide with the new audit report date) will be forwarded and executed.

Consolidated Statement of Operations, page 20

2.
We note from your response to our prior comment 1 and your proposed disclosures in the draft amendments to your December 31, 2007 Form 10-K and your March 31, 2008, June 30, 2008 and September 30, 2008 Forms 10-Q that you plan to restate your consolidated statement of operations for the reported periods to reflect the sale of your assets to DTS, Inc. in fiscal 2007 as discontinued operations.  Please further revise the filing to include the disclosures required by paragraph 26 of SFAS 154 related to the restatement.  Please also clearly label the appropriate financial statements “as restated.”

Response to Comment 2:  While we do not agree with the Staff’s apparent position that the change to separately reflect discontinued operations represents the correction of a material error in the Company’s financial statements, we have nonetheless made the requested changes.

3.
Further to the above, please tell us how you have considered the reporting requirements of Item 4.02 Form 8-K as it relates to the restatement of your financial statements included within your December 31, 2007 Form 10-K and March 31, 2008, June 30, 2008 and September 30, 208 Forms 10-Q.

Response to Comment 3:   Although we have willingly restated the aforementioned financial statements, and our auditor has revised the report on the financial statements for the year ended December 31, 2007 in response to the Staff’s comments, the Company’s management and its Board of Directors, and our auditor collectively view these statements as a matter of form over substance.  We believe that the financial statements, prior to such restatements, contained substantial disclosures that appropriately alerted readers concerning the termination of the Company’s operating activities, and that the restatements essentially represent an immaterial reclassification rather than the correction of a material error.  Accordingly, we do not believe that the previously-issued financial statements should not be relied upon, as readers of either the

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

March 2,2009
originally-issued financial statements or the soon-to-be restated version should reach the same conclusions about the Company.

Note 11, Discontinued Operations, page 3 of proposed Form 10-K/A

4.
Please revise to include an introduction to the discontinued operations table that describes the business and assets that are included in discontinued operations and that discloses the general terms of the sale.  This comment is also applicable to your amended fiscal 2008 Forms 10-Q.

Response to Comment 4:  The Company has taken note of this Comment 4 from the Staff and has revised its disclosures accordingly, copies of the affected pages of which are provided here on a supplemental basis.

Item 9A(T) Controls and Procedures, page 30

5.
Please refer to our prior comment 2.  We note from your proposed disclosures on page 34 of your December 31, 2007 Form 10-K, page 18 of your March 31, 2008 Form 10-Q,   page 19 of your June 30, 2008 Form 10-Q and page 20 of your September 30, 2008 Form 10-Q related to this comment that your current management has concluded that “the material weakness cited within [your] internal controls and procedures were ineffective to ensure that the information required to be disclosed would be disclosed.”  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were ineffective as of the end of the latest reporting period covered by these reports.  Please revise to include a clear and definite statement that discloses your certifying officers’ conclusions as to whether your disclosure controls and procedures were effective or were not effective as of the end of the latest reporting period covered by report identified above.

Response to Comment 5: The Company has taken note of this Comment 5 from the Staff and has revised its disclosures accordingly, copies of the affected pages of which are provided here on a supplemental basis.

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

March 17,2009

6.
In addition, we note that disclosures that while prior management had concluded that disclosure controls and procedures were effective at December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008, respectively following the change in control, the new management concluded otherwise.  That disclosure may be confusing to an investor.  Please revise the applicable section in each filing to remove that disclosure and to include a clear and definite statement that discloses your certifying officers’ conclusions as to whether your disclosure controls and procedures were effective or were not effective as of the end of the latest reporting period covered by each report.  As applicable, clearly explain why disclosures and procedures were not effective and describe any material weaknesses identified.

Response to Comment 6:  The Company has taken note of this Comment 6 from the Staff and has revised its disclosures accordingly, copies of the affected pages of which are provided here on a supplemental basis.

7.
We note your response to prior comment 3 but we note no revisions to the language addressed in the comment.  Not withstanding the above comments, as previously requested, in future filings beginning with the planned amendments, please remove the superfluous language following the word “effective” or “ineffective”, or revise the disclosure so that the language is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response to Comment 7:   The Company has taken note of this Comment 7 from the Staff and has revised its disclosures accordingly, copies of the affected pages of which are provided here on a supplemental basis for the respective periods ended.

8.	We note your response to our prior comment 4 and your proposed disclosures. Please address the following comments:
•	Please include management’s report over its internal control over financial reporting within Item 9 rather than as Exhibit 10.12 to the filing.
•
Please revise your disclosure to include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting rather than effective internal control over financial reporting.

•
It is unclear from your proposed disclosure the date on which you are assessing the effectiveness of your internal control over financial reporting.  Please revise your disclosure to include your assessment of the effectiveness of your internal control over financial reporting as f the end of the most recent fiscal year, which in your case is December 31, 2007.

•
Please revise to disclose any material weaknesses in your internal control over financial reporting identified by management.  In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness.

Refer to the guidance in Item 308(T) of Regulation S-K.

Response to Comment 8: The Company has taken note of this Comment 8 from the Staff and has revised its disclosures accordingly, copies of the affected pages of which are provided here on a supplemental basis for the respective periods ended.

Exhibit 31.1

9.
Please refer to prior comments 4 and 8.  We note your certifications filed pursuant to Exchange Act Rule 13a-14(a) included within your proposed filings are still not in the exact form prescribed by Item 601(b)(31) of Regulation S-X.  For instance, we note that you excluded a portion of the introductory language of paragraph 4. Please revise your

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

March17,2009
filings to include revised certifications that conform to the exact working require by Item 601(b)(31) of Regulation X.

Response to Comment 9:  The Company has taken note of this Comment 9 from the Staff and has revised its disclosures accordingly.  Please see the respective Certifications.

10.
Further to the above, please revise to include separate certifications from each of your certifying officers.  Refer to Question 16 of the Division of Corporation Finance:  Sarbanes-Oxley Act of 2002 – Frequently Asked Questions which you can find at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Response to Comment 10:  The Company has taken note of this Comment 10 from the Staff and has revised its disclosures accordingly.  Please see the respective Certifications.

Form 10-Q for the Quarterly Period Ended September 30, 2008

11.	We note that the cover page of the draft Form 10-Q for the period ended September 30, 2008 refers to June 30, 2008. Please revise to reference the period ended September 30, 2008.

Response to Comment 11:  While the noted discrepancy had been revised on our “live” documents, the version sent to the Staff erroneously alluded to June 30 (rather than September 30), 2008.

Representations

12.
We note that three acknowledgements provide on page 2 of your response letter.  Please have a member of Spatializer’s management provide in writing the three acknowledgements included at the end of our December 11, 2008 comment letter.  For your reference, we have repeated the three acknowledgements below at the end of this letter.

Response to Comment 12:  Current Management has reviewed the Staff’s comments and has prepared the attached letter acknowledging the following: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We, of course, stand ready to respond to any further questions you may have and/or if you require additional information.  We appreciate your consideration of this matter, and look for-ward to working with you, on Current Management’s behalf, to resolve the Staff’s comments.

Sincerely,

                    Carl N. Duncan

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

March 17,2009

Enclosures:

~           *Form 10-KSB/A for period ended December 31, 2007 (“Amendment No. 1”)
~           *Form 10-QSB/A for period ended March 31, 2008 (“Amendment No. 2”)
~           *Form 10-QSB/A for period ended June 30, 2008 (“Amendment No. 3”)
~           *Form 10-QSB/A for period ended September 30, 2008 (“Amendment No. 4”)
~           Company Acknowledgment Responsive to Staff Comment 12

cc:           Jay Gottlieb
Gregg Schneider
Michael C. Pearce

* Affected pages only